JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 15, 2014

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 339

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the JPMorgan Systematic Alpha Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on July 31, 2014 pursuant to the Rule.

PROSPECTUS COMMENTS

Global Comments – All Prospectuses

Fees and Expenses of the Fund

1.	Comment: Please move the additional narrative explaining Acquired Fund Fees and Expenses from the introduction to the Annual Fund Operating Expenses table to a footnote to the Annual Fund Operating Expenses table.

Response: We respectfully decline to make this change. We believe that this language explaining Acquired Fund Fees and Expenses is more helpful to shareholders in the introduction to the fee table.

2.	Please confirm whether the Other Expenses line item in the Annual Fund Operating Expenses table includes expenses related to short sales.

Response: The Other Expenses line item does not currently include expenses related to short sales because the Fund’s short positions are currently obtained through total return swaps and all expenses related such short sales are embedded in the price of the swaps.

3.	Please confirm that the contractual fee waiver referred to in footnote 5 to the Annual Fund Operating Expenses table (the “Fee Waiver”) will remain in effect for at least one year.

Response: We confirm that the Fee Waiver will remain in effect for at least one year.

4.	Comment: Please confirm whether the reference to “(excluding Acquired Fund Fees and Expenses)” in footnote 3 to the Annual Operating Expenses table refers to the Acquired Fund Fees and Expenses of the mutual fund or of the Subsidiary.

Response: We confirm that the reference is to the Acquired Fund Fees and Expenses of the Subsidiary, although the Subsidiary currently does not have Acquired Fund Fees and Expenses that are required to be disclosed.

Main Investment Strategies

5.	Comment: Please consider modifying the description of “return factors” to make the disclosure more “plain English”.

Response: The disclosure will be revised in response to your comment. Specifically, the first two paragraphs will read as follows:

What are the Fund’s main investment strategies?

J.P. Morgan Investment Management Inc., the Fund’s investment adviser (the Adviser), believes that it has identified a set of return sources present in markets, such as equities, fixed income, convertible bonds, currencies and commodities, that result from, among other things, assuming a particular risk or taking advantage of a behavioral bias (each a “return factor”). For example, an investor may expect a higher return over time when investing in small cap stocks compared to large cap stocks due to the additional risks often posed by small cap stocks. The Adviser may allocate assets to this “small cap return factor” by employing a strategy that purchases small cap stocks and shorts large cap stocks in an attempt to capture the risk premium typically associated with investing in small cap companies relative to large cap companies. Additionally, the Advisor may gain exposure to a “momentum return factor” by employing a strategy that buys stocks with strong positive price momentum and shorts stocks with strong negative price momentum. This strategy would seek to exploit a behavioral bias present in the market, in which investors tend to purchase stocks that have recently performed well, thereby helping to contribute to continued positive price movement, and sell stocks that have recently performed poorly, thereby helping to contribute to continued negative price movement. Under normal market conditions, the Fund seeks to achieve its investment objective by employing alternative investment strategies to access certain of these return factors. The return factors the Adviser will seek to access have historically presented a low correlation to each other and to traditional asset classes and have unique risk and return profiles, and by employing this return factor based approach, the Fund seeks to provide total returns over time while maintaining a relatively low correlation with traditional asset classes.

The Adviser will use a proprietary investment model to allocate assets to a subset of return factors. The return factors identified by the Adviser include equity based return factors, fixed income based return factors, convertible bond based return factors, currency based return factors and commodity based return factors. The alternative investment strategies the Fund may employ to gain exposure to return factors include equity market neutral, event driven, convertible arbitrage and macro based strategies. “Systematic” in the Fund’s name refers to the Adviser’s model-driven investment process and “Alpha” in the Fund’s name refers to the Adviser’s attempt to identify individual return factors that are expected to contribute to the Fund’s total return.

6.	Comment: Please confirm the following in correspondence: (i) the Subsidiary’s investment adviser will comply with the applicable provisions of the Investment Adviser’s Act of 1940 (“Adviser’s Act”) and (ii) the Subsidiary’s investment management agreement is filed as an exhibit to the Fund’s registration statement.

Response: Each of the items is confirmed. With respect to item (ii), the Subsidiary’s investment management agreement was previously field as an exhibit to the Trust’s registration statement on August 15, 2013.

Please note that the following, among other things, was previously confirmed in correspondence dated December 10, 2012: the Fund and the Subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis, in particular, the consolidated entity will comply with the provisions of : (a) Section 8 of the 1940 Act relating to investment policies, (b) Section 17 of the 1940 Act related to affiliated transactions and custody, (c) Section 18 of the 1940 Act related to organizational structure and leverage and (d) pricing and accounting requirements applicable to a U.S. registered open-end fund. In addition to the above, the Fund confirms that, in accordance with Section 15 of the 1940 Act, the Board of Trustees of the Trust approved the advisory agreement between the Advisor and the Subsidiary at an in-person meeting.

Main Investment Risks

7.	Comment: Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not received its own private letter ruling and instead relies on the reasoning used in private letter rulings issued to registrants on similar facts. While the Fund has received a legal opinion regarding the treatment of income derived from investments in the Subsidiary, counsel has not authorized disclosure of that opinion in the Fund’s registration statement. We respectfully submit that the disclosure in the prospectus is sufficient as drafted and, in particular, note the following disclosure under “Subsidiary Risk” in the “More About the Fund – Investment Risks” section:

“As described in “Tax Risk” below, the Fund has not received a private letter ruling from the Internal Revenue Service (the IRS) with respect to income derived from its investment in the Subsidiary. The Fund relies on the reasoning of private letter rulings from the IRS to other taxpayers with respect to its investment in the Subsidiary.”

8.	Comment: Please include additional disclosure describing emerging markets in the summary section of the prospectus under “Foreign Securities and Emerging Market Risk”.

Response: The disclosure will be revised in response to your comment and will read as noted below. The Fund respectfully notes, however, that its prospectus and SAI currently contain additional disclosure on emerging markets. For example, in the More About the Fund section of the prospectus, additional disclosure concerning emerging markets can be found under “Main Risks – Foreign Securities and Emerging Markets Risk”, and a detailed description of emerging market securities can be found in the Fund’s SAI Part II under “Investment Strategies and Policies – Emerging Market Securities.”

Foreign Securities and Emerging Market Risk. Investments in foreign issuers and foreign securities (including depositary receipts) are subject to additional risks, including political and economic risks, civil conflicts and war, greater volatility, expropriation and nationalization risks, currency fluctuations, higher transaction costs, delayed settlement, possible foreign controls on investment, and less stringent investor protection and disclosure standards of foreign markets. In certain markets where securities and other instruments are not traded “delivery versus payment,” the Fund may not receive timely payment for securities or other instruments it has delivered and may be subject to increased risk that the counterparty will fail to make payments when due or default completely. Events and evolving conditions in certain economies or markets may alter the risks associated with investments tied to countries or regions that historically were perceived as comparatively stable becoming riskier and more volatile. These risks are magnified in “emerging markets”. Emerging market countries typically have less-established market economies than developed countries and face greater social, economic, regulatory and political uncertainties. In addition, emerging markets typically present greater illiquidity and price volatility concerns due to smaller or limited local capital markets and greater difficulty in determining market valuations of securities due to limited public information on issuers.

9.	Comment: The prospectus contains disclosure regarding sovereign debt risk. Please confirm that the Fund does not currently intend to invest more than 25% of its assets in the sovereign debt securities of a single country (i.e., securities issued or guaranteed by foreign governmental entities).

Response: We confirm that that the Fund does not currently intend to invest more than 25% of its assets in the sovereign debt securities of a single country.

More About the Fund

10.	Comment: The “More About the Funds” section contains a list of instruments the Fund may invest in as main investments. Please consider listing derivatives earlier in the list of instruments.

Response: The Fund will revise the disclosure in response to your comment.

STATEMENT OF ADDITIONAL INFORMATION

11.	Please update the Other Accounts Managed information for Victor Lei.

Response: The Fund will revise the disclosure in response to your comment.

In connection with your review of the Post-Effective Amendments No. 339 filed by the Trust on May 16, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary